Exhibit 99.7
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOHN CAMPBELL,

Plaintiff,

v.

THE TALBOTS, INC., AEON (U.S.A.), INC.,
BPW ACQUISITION CORP., PERELLA
WEINBERG PARTNERS LP, JOSEPH R.
PERELLA, GARY S. BARANCIK, MICHAEL
KRAMER, JOHN W. GLEESON, TSUTOMU
KAJITA, MOTOYA OKADA, GARY M.
PFEIFFER, YOSHIHIRO SANO, TRUDY F.
SULLIVAN, SUSAN M. SWAIN, and ISAO
TSURUTA,

Defendants.

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VERIFIED CLASS ACTION AND DERIVATIVE COMPLAINT
     Plaintiff John Campbell (“Plaintiff’), by and through his undersigned counsel, upon knowledge as to himself and upon information and belief as to all other matters, alleges as follows:
NATURE OF THE ACTION
     1. Plaintiff brings this matter on behalf of and in the right of The Talbots, Inc. (“Talbots” or the “Company”) and all Talbots’ public stockholders to prevent and remedy breaches of fiduciary duty by the Company’s controlling stockholder, AEON (U.S.A.) Inc. (“AEON”), and the Talbots directors, violations of Talbots’ By-Laws and the Delaware General Corporation Law (“DGCL”) and self-interested violations of the duties owed to Talbots and its public stockholders by a financial advisor to Talbots and the Talbots Audit Committee (and against individuals and a corporation affiliated with that advisor). Plaintiff seeks to preliminarily and permanently enjoin the interrelated, self-interested transactions designed to facilitate AEON’s desire to terminate its debt and equity investments in Talbots (the “AEON Buyout”). In the AEON Buyout, Talbots will repay $491.1 million of debt owed to or guaranteed by AEON and its parent, AEON Co., Ltd. (the “Debt Repayment”) and repurchase AEON’s 29.9 million Talbots shares (the “Stock Repurchase”) for $491.1 million in cash and 1 million warrants for Talbots shares with an at market strike price.
     2. In order to finance the AEON Buyout, Defendants caused Talbots to enter into (i) a $200 million senior secured revolving credit facility from GE Capital (the “GE Capital Loan”) and (ii) a December 8, 2009 merger agreement (“Merger Agreement”) pursuant to which it will acquire BPW Acquisition Corp. (“BPW”), a publicly traded special purpose acquisition company (“SPAC”) with a principal asset of approximately $342 million in cash, in exchange for approximately $443 million in newly issued Talbots stock and warrants (the “BPW Acquisition”). Because BPW also has 49.8 million outstanding warrants, Talbots will also conduct a warrant exchange offer in which the BPW warrants will be offered more than $100 million worth of Talbots stock and warrants (the “Warrant Exchange”).
     3. Because BPW is a blank check company with no operating business, its value is less than the amount of its net cash. It has had no revenue since its inception on October 12, 2007 and would be forced to liquidate if it had not entered into a business combination by February 26, 2010. Because the expenses of the transactions are expected to total about $42 million, Talbots will realize net cash of approximately $300 million from the BPW Acquisition. Yet Talbots is to pay about $550 million of Talbots stock and warrants for BPW’s stock and warrants.

     4. AEON’s multifaceted control of Talbots and the Talbots directors’ self-interest in the transactions subjects the AEON Buyout, including the BPW Acquisition being used to finance it, to entire fairness review. The AEON Buyout was initiated and timed by AEON which wishes to divest its Talbots’ stake as part of a restructuring of its business. The Debt Repayment is timed so that Talbots will pay back the $491 million of debt to AEON and its affiliate well before Talbots is legally obligated to do so. On information and belief, the AEON Buyout was structured as an early debt repayment with nominal consideration for AEON’s equity stake so that AEON could avoid paying taxes on the gain from the sale of its Talbots stock. The transactions have not received the Talbots Board approval required by Talbots’ By-Laws and 8 Del. C. §§ 141(c) and 251. AEON has used its majority control of Talbots to approve by written consent the massive stock issuance to BPW’s shareholders. Talbots’ minority stockholders will have no vote on any aspect of the transactions and no appraisal rights. Moreover, Talbots has not provided the prompt notice of action by consent required by 8 Del. C. § 228(e), and the Information Statement it eventually intends to send the Talbots’ minority stockholders deliberately misstates and omits material information necessary to assess the fairness of the transaction.
     5. Talbots’ determination to proceed with AEON’s planned exit and overpay for BPW’s cash to finance that buy-out was the result of a deeply conflicted process. Defendant Perella Weinberg Partners LP (“Perella Weinberg”) advised both Talbots and Talbots’ Audit Committee on the AEON Buyout, GE Capital Loan and BPW Acquisition. However, (i) Perella Weinberg is BPW’s principal “sponsor” and owns millions of BPW shares and warrants, (ii) BPW’s vice chairman is Perella Weinberg founder Joseph Perella, and two other Perella Weinberg partners occupy senior management positions at BPW and (iii) Perella Weinberg and BPW’s other sponsor would forfeit $8.6 million paid to BPW and receive nothing for their BPW stock and warrants if BPW failed to engage in business combination by February 26, 2010 and was required to liquidate.
     6. As a result of the BPW Acquisition, Talbots’ existing minority stockholders will see their collective 46% equity stake in Talbots reduced by as much as half. In short, the transaction was not the product of procedural or financial fairness, and is patently unfair to Talbots and its minority stockholders.
THE PARTIES
     7. Plaintiff is the owner of Talbots common stock, and has been the owner of such stock continuously since prior to the wrongs complained of herein.
     8. Defendant Talbots is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 1 Talbots Drive, Hingham, Massachusetts 02043. Talbots’ registered agent is: The Corporation Trust Company, 1209 N. Orange Street, Wilmington, Delaware 19801. Talbots’ stock is traded on the New York Stock Exchange under the symbol TLB. According to the Company’s 10-Q filed on December 10, 2009, there were 55,039,102 shares of Talbots common stock outstanding as of December 9, 2009. Talbots is a leading specialty retailer and direct marketer of women’s apparel, shoes and accessories. Talbots operates its stores in the United States and Canada and maintains an on-line shopping site at www.talbots.com.
     9. Defendant AEON is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 450 Seventh Avenue, 42nd Floor, New York, New York 10123. AEON’s registered agent is: The Corporation Trust

Company, 1209 N. Orange Street, Wilmington, Delaware 19801. AEON is a wholly owned subsidiary of AEON Co., Ltd. (“AEON Co.”), a Japanese retail company. AEON is Talbots’ majority shareholder, beneficially owning approximately 29.9 million shares of the Company’s common stock, which represents 53.9% of the Company’s voting power. Talbots’ April 24, 2009 Proxy Statement informed the public stockholders that AEON would use its majority voting power to reelect the entire eight-member Talbots Board.
     10. Defendant Tsutomu Kajita (“Kajita”) has served as Chairman of the Board of Talbots since July 2008 and has served as a director of the Company since 2005. Kajita serves as a member of the Compensation Committee of the Board (the “Compensation Committee”) and the Executive Committee of the Board (the “Executive Committee”). Kajita has been an employee of AEON Co. since 2005 and has served as President of AEON and as an executive officer of AEON Co. since August 2008. Previously Kajita served as Senior Vice President, General Manager, Mergers and Acquisitions, International Operations of AEON Co. Kajita holds approximately 15,000 Talbots options and approximately 24,000 Talbots restricted stock units.
     11. Defendant Trudy F. Sullivan (“Sullivan”) has served as the President and Chief Executive Officer and as a director of the Company since August 2007. Sullivan is a member of the Executive Committee. During fiscal years 2007 and 2008 she received more than $12 million in compensation from Talbots. Under §2.6 of the Merger Agreement, she will remain a director of Talbots. Sullivan holds approximately 588,200 Talbots options.

     12. Defendant Motoya Okada (“Okada”) has served as a director of the Company since 1993. Okada serves as a member of the Corporate Governance and Nominating Committee of the Board (“Nominating Committee”). Okada also serves as President and Representative Executive Officer and as a director of AEON Co. Previously, Okada served as Senior Managing Director of AEON Co. from 1995 to 1997, as Managing Director of AEON Co. from 1992 to 1995 and as a director of AEON Co. from 1990 to 1992. Okada also served as President of Talbots Japan Co. Ltd., a subsidiary of AEON Co., from 1990 to 1997. Okada holds approximately 53,000 Talbots options and approximately 24,000 Talbots restricted stock units.
     13. Defendant Yoshihro Sano (“Sano”) has served as a director of the Company since 2006. Sano was identified to the Nominating Committee by AEON Co. and was subsequently recommended to the Board by the Nominating Committee. Sano is the President and founder of Pacific Alliance Group Ltd., a fund management group that manages six primary funds which invest primarily in Asia. Sano holds approximately 15,000 Talbots options and approximately 16,000 Talbots restricted stock units.
     14. Defendant Isao Tsuruta (“Tsuruta”) has served as a director of the Company since 1999. Tsuruta serves as Executive Vice President and General Manager of AEON. Previously Tsuruta served as Senior Vice President of AEON from 1996 to 2000 and as Vice President and Deputy General Manager of AEON from 1990 to 1996. Tsuruta holds approximately 53,000 Talbots options and at least 8,000 Talbots restricted stock units.
     15. Defendant John W. Gleeson (“Gleeson”) has served as a director of the Company since 2004. He retired from Walgreen Co. in February 2008 and his only business affiliation identified in Talbots’ April 24, 2009 Proxy Statement, other than his service as a Talbots’ director, is that he is a director of AMCORE Financial, Inc. Gleeson serves as Chairman of the Audit Committee of the Board (the “Audit Committee”) and as a member of the Nominating Committee. During fiscal 2008, he received $152,160 in fees, stock awards and option awards from Talbots. On information and belief, his compensation from Talbots was a material part of his income. Under §2.6 of the Merger Agreement, he will remain a director of Talbots. Gleeson holds approximately 35,000 Talbots options and approximately 24,000 Talbots restricted stock units.
     16. Defendant Gary M. Pfeiffer (“Pfeiffer”) has served as a director of the Company since 2004. Pfeiffer serves as Chairman of the Compensation Committee and the Executive Committee and as a member of the Audit Committee. He retired form E.I. DuPont de Nemours and Company in 2006. He served as Secretary of Finance for the State of Delaware from January 2009 to July 2009. In fiscal 2008, he received $161,318 in fees, stock and options from Talbots. Under §2.6 of the Merger Agreement, he will remain a director of Talbots. On information and belief, his compensation from Talbots is a material part of his income. Pfeiffer holds approximately 35,000 Talbots stock options and approximately 24,000 Talbots restricted stock units.
     17. Defendant Susan M. Swain (“Swain”) has served as a director of the Company since 2001. Swain serves as Chairman of the Nominating Committee and as a member of the Audit Committee and the Compensation Committee. Swain is President and Co-Chief Operating Officer of the National Cable Satellite Corporation, a not-for-profit company better known as C-SPAN. Swain started out as an assistant producer at

C-SPAN, where she has worked continuously since 1982. She is also a regular moderator for the network’s Newsmakers program. Swain has no prior history of service as a director of any public company and no formal training in finance or accounting. She earned $152,160 in total compensation from Talbots in 2008. Although Swain’s annual compensation from C-SPAN is not publicly available, on information and belief, her Talbots compensation represents a material portion of her annual income. Under §2.6 of the Merger Agreement, she will remain a director of Talbots. Swain holds approximately 65,000 Talbots stock options and approximately 24,000 Talbots restricted stock units.
     18. Three of Talbots’ eight directors are affiliated with AEON. A fourth director (Sano) was nominated at the behest of AEON. A fifth director (Sullivan) is the highly compensated CEO of the Company. Of the remaining three directors each derives a significant portion of their income from Talbots. Moreover, the directors own options and restricted stock which will receive anti-dilution adjustments under Talbots Restated Directors Stock Plan or 2003 Executive Stock Based Incentive Plan as a result of the challenged transactions. The Merger Agreement requires Talbots to keep its current officers and directors pending completion or termination of the merger and to have Sullivan, Gleeson, Pfeiffer and Swain on the Board after the merger. Accordingly, a majority of the Talbots Board is not disinterested and independent.
     19. Defendant BPW is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 750 Washington Boulevard, Stamford, Connecticut 06901. According to its public filings, BPW is a “blank check” SPAC formed on October 12, 2007 to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses in the financial services or business service industries within 24 months of BPW’s February 26, 2008 Prospectus (the “BPW Prospectus”). BPW’s registered agent is National Registered Agents, Inc., 160 Green Tree Drive, Suite 101, Dover, Delaware 19904. Having made no investments to date, BPW’s principal asset is approximately $350 million in cash raised in its initial public offering. BPW is required to dissolve and liquidate if it does not complete a merger or business combination by February 26, 2010.
     20. Defendant Perella Weinberg is a limited partnership organized under the laws of the State of Delaware with its principal executive offices located at 767 Fifth Avenue, New York, New York 10153. Perella Weinberg’s registered agent is National Corporate Research, LTD, 615 South DuPont Highway, Dover, DE 19901. Perella Weinberg is an independent, privately-owned financial services firm that provides corporate advisory and asset management services to clients around the world. Perella Weinberg was retained by Talbots and later by its Audit Committee to provide financial advisory services as to the AEON Buyout, GE Capital Loan and BPW Acquisition. Perella Weinberg Partners Acquisition LP (“Perella Acquisition”) an affiliate of Perella Weinberg, was a co-sponsor of BPW’s public offering. Three of Perella Weinberg’s partners hold director and/or executive positions at BPW. Defendant Joseph R. Perella, Chairman and CEO of Perella Weinberg since its inception in 2006, is Vice Chairman of BPW. Defendant Gary Barancik, a partner of Perella Weinberg, is CEO of BPW. Defendant Michael A. Kramer, a partner of Perella Weinberg, is Senior Vice President of BPW. The executive officers of BPW negotiated the terms of the Merger Agreement with Talbots, and BPW’s directors approved the merger. Additionally, Perella Weinberg owns approximately 7.2% of BPW’s common stock and over 7 million BPW warrants.
     21. Collectively defendants Kajita, Sullivan, Okada, Sano, Tsuruta, Gleeson, Pfeiffer and Swain are referred to herein as the “Director Defendants.” Kajita, Okada, Sano and Tsurata are sometimes referred to as the “AEON Directors” and together with AEON as the “AEON Defendants.” Together, defendants Perella, Barancik and Kramer are referred to herein as the “Individual Perella Weinberg Defendants.” BPW, Perella Weinberg and the Individual Perella Weinberg Defendants are sometimes referred to herein as the “Perella Weinberg Defendants.” Collectively, Talbots, AEON, BPW, Perella Weinberg and the Individual Defendants are referred to herein as the “Defendants.”
SUBSTANTIVE ALLEGATIONS
Background of the Companies
     AEON’s Control of Talbots
     22. AEON has controlled Talbots for more than 21 years. Initially, AEON was Talbots’ sole stockholder. Since Talbots’ IPO in 1993, AEON has maintained a majority equity position in the Company. AEON currently owns approximately 29.9 million Talbots shares, constituting approximately 53.9% of the Company’s outstanding stock.
     23. AEON has appointed at least three of its own officers to the Board: defendant Kajita is the President of AEON, and an executive officer of AEON Co.; defendant Okada is President, Representative Executive Officer, and a director of AEON Ltd.; and defendant Tsuruta is the Executive Vice President and General Manager of

AEON. Defendant Sano was designated by AEON for nomination to the Talbots Board. AEON has used its majority voting power to elect all Talbots’ directors.
     24. AEON has also established itself as Talbots’ primary lender and guarantor of much of Talbots’ debt. The Company’s most recent 10-Q, filed with the SEC on December 10, 2009, summarizes the Company’s material debt relationships with AEON:
•	In July 2008, the Company entered into a $50.0 million unsecured subordinated working capital term loan facility with AEON (U.S.A.). The facility is scheduled to mature in January 2012 and requires interest-only payments until maturity. As of October 31, 2009, the Company is fully borrowed under this facility.

•	In February 2009, the Company entered into a $200.0 million term loan facility agreement with AEON which was used to repay all outstanding indebtedness under its acquisition debt agreement related to its 2006 acquisition of J. Jill. The acquisition debt agreement required quarterly principal payments of $20.0 million. The $200.0 million term loan from AEON is an interest-only loan and is renewable at the Company’s option every six months until the maturity date. The Company has exercised its option to extend this loan to February 2010, and intends to exercise its options for at least the next 12 months. This loan contains no financial covenants and, subject to the Company exercising each of its extension options, will mature in February 2012. See Note 14 concerning the agreements entered into by the Company on December 8, 2009 and under which, subject to satisfaction of all conditions to and consummation of such transactions, all of the Company’s outstanding AEON indebtedness and bank indebtedness would be satisfied.

•	In February 2009, AEON guaranteed the Company’s outstanding debt under its existing working capital lines of credit totaling $165.0 million, its existing revolving credit facilities totaling $52.0 million, and its existing $48.0 million term loan facilities. In April 2009, AEON also agreed (i) that it would continue to provide a guaranty for a refinancing of any of that debt which matures on and before April 16, 2010 and (ii) if the lenders failed to agree to refinance that debt which matures on or before April 16, 2010, or if any other condition occurred that required AEON to make a payment under its existing guaranty, AEON would make a loan to the Company, due on or after April 16, 2010 and within the limits of AEON’s existing loan guaranty, to avoid any deficiency in the Company’s financial resources caused by any such failure to refinance that debt. The Company has outstanding short-term bank indebtedness of $221.1 million under credit facilities as of October 31, 2009 which terminates between late December 2009 and April 2010, which have not been extended or refinanced. The Company will rely on this AEON April 9, 2009 financial support commitment, in combination with using the Company’s existing $150.0 million AEON secured revolving credit facility, which has not been drawn on to date and which matures in April 2010, for the repayment of this short-term bank indebtedness. The Company is in discussions with AEON concerning the terms of this additional financing.

•	In April 2009, AEON also agreed to support the Company’s working capital improvement initiatives for the Company’s merchandise payables management and that it will use commercially reasonable efforts to provide the Company with financial support through loans or guarantees up to $25.0 million only if, and to the extent that, it may possibly fall short in achieving its targeted cash flow improvement for fall 2009 merchandise payables. As of December 10, 2009, the Company did not require such loans or guarantees for its fall 2009 merchandise payables.

•	In April 2009, the Company entered into a $150.0 million secured revolving loan facility with AEON. The facility matures upon the earlier of (i) April 17, 2010 or (ii) the consummation of one or more securitization programs or structured loans by the Company or its subsidiaries in an aggregate amount equivalent to the revolving loan commitment amount, approved in advance by AEON and in form and substance satisfactory to AEON. Subject to all borrowing conditions, amounts may be borrowed, repaid, and re-borrowed under the facility prior to its maturity date, and may be used for working capital and other general corporate purposes. As of December 10, 2009, the Company had not borrowed any funds under this facility.
     25. Talbots’ recent debt arrangements with AEON provided the liquidity and flexibility to enable the Company to weather the current economic downturn. These arrangements included maturities extending into 2012, elimination of financial covenants and interest-only payments. AEON had not only guaranteed Talbots’ bank debt but had agreed to continue to guarantee the refinancing of any such debt maturing by April 16, 2010 or provide loans if such refinancing was not possible. Thus, while Talbots had bank indebtedness coming due between late December 2009 and April 2010, its arrangements with AEON would allow it to repay or refinance such debt.
     26. In addition to the above debt relationships, the Company has, according to its 2009 Proxy Statement, relationships with AEON with respect to stock repurchases,

advisory services from AEON, and debt administration, tax and accounting services to AEON. The Company also has a service agreement with Talbots Japan Co., Ltd., a subsidiary of AEON, and an agreement to purchase AEON’s retained right with respect to the Talbots’ trademarks. Finally, AEON has a shareholder’s agreement with Talbots that includes registration rights.
     Perella Weinberg’s Control of BPW
     27. BPW is a blank check SPAC formed on October 12, 2007. Delaware-incorporated entities Perella Acquisition, an affiliate of Perella Weinberg, and BNYH BPW Holdings LLC, an affiliate of an investment advisor to the Lerner family (“BNYH”), were the “sponsors” of BPW. On October 31, 2007, Perella Weinberg and BNYH, as sponsors of BPW, purchased 10,781,250 founders’ units of BPW for $25,000 or approximately $0.0023 per unit. An aggregate of 3,678,309 of these units were canceled in February 2009, and 150,000 were transferred at cost to three individuals who would become directors after BPW’s public offering.
     28. Pursuant to a February 26, 2008 prospectus (the “BPW Prospectus”), BPW completed on March 3, 2008, a public offering of 35,000,000 units, with each unit consisting of one share of its common stock and one warrant, each to purchase one share of its common stock at an exercise price of $7.50 per share. The units from the initial public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $350 million. Simultaneously with the consummation of the public offering, BPW consummated the private sale of a total of 8,600,000 warrants to its sponsors at a price of $1.00 per warrant, generating gross proceeds of $8,600,000.
     29. After deducting the underwriting discounts and commissions and the initial public offering expenses, approximately $348,650,000 of the proceeds from the initial public offering and the private placement was deposited into a trust account maintained by Mellon Bank, N.A., as account agent. Such funds are not to be released from the trust account until the earlier of completion of the initial business combination or BPW’s liquidation.
     30. According to BPW’s SEC filings, BPW was formed to effect a merger or other business combination with one or more operating businesses in the financial services and business services industries. According to the BPW Prospectus, BPW would “seek to capitalize on the significant transaction and industry experience and contacts of our sponsors”—BNYH and Perella Weinberg. The BPW Prospectus represented that BPW’s initial Chief Executive Officer and Chairman of the Board, Michael E. Martin (who is president of BNYH) had over 20 years experience providing merger and acquisition and strategies advice to financial institutions, while Joseph Perella had 35 years of investment banking experience. Neither they nor the other directors or officers of BPW have meaningful experience in the retail clothing business. BPW claimed in its prospectus that the combined efforts of Perella Weinberg, BNYH, Perella and Martin would be “a powerful combination in our successfully sourcing and executing an initial business combination.”
     31. BPW currently has approximately 41.2 million shares outstanding, including 35 million public shares and 6.2 million shares held by its sponsors and non-sponsor founders. BPW currently has 49.8 million warrants outstanding, including 14.8 million held by its sponsors and non-sponsor founders and 35 million held by the public. BPW has not engaged in any substantive commercial business. In effect, BPW is a publicly-traded bank account. If BPW does not enter into its initial business combination by February 26, 2010, it must liquidate. The shares and warrants of Perella Weinberg and BNYH would not participate in the liquidation distribution and therefore would become worthless. The $8.6 million paid by Perella Weinberg and BNYH in the private placement of the 8.6 million warrants would be part of BPW’s liquidating distribution to its public stockholders.
Talbots Addresses its Liquidity Issues
     32. Beginning in late 2008, Talbots was considering options to improve the maturity schedule and terms of its outstanding indebtedness. In early 2009, Talbots retained Perella Weinberg to assist in the effort. As described above, the Company substantially improved the maturity schedule and terms of its debt through (i) the February 12, 2009 $200 million term loan facility with AEON, (ii) AEON’s February 2009 guarantee of Talbots’ bank debt and April 9, 2009 financial support commitment, (iii) AEON’s April 2009 agreement to support the Company’s working capital through loans or guarantees up to $25 million and (iv) AEON Co.’s April 2009 $150 million revolving loan facility to Talbots. Thus, while Defendants attempt to justify the AEON Buyout and BPW Acquisition as necessary to resolve a liquidity crisis at Talbots, there was no such crisis, but only a desire by AEON to eliminate the financial commitments it had made to the Company.
AEON and Perella Weinberg Orchestrate the Transactions
     33. The Preliminary S-4 dated December 22, 2009 (the “Preliminary S-4”) reveals that the process leading to the AEON Buyout and BPW Acquisition was dominated by AEON and Perella Weinberg. On September 26, 2009, AEON informed Talbots it intended to pull its financial rug out from under the Company’s feet by divesting its debt and equity interests in Talbots. AEON said it was in preliminary discussions with a potential purchaser for its Talbots’ interests and asked for Talbots’ assistance in executing a sale transaction. Talbots and the Director Defendants made no objection to AEON essentially renouncing the financial commitments it had made to the Company only months earlier. Instead, the Audit Committee retained Perella Weinberg as financial advisor to assist with AEON’s possible sale, despite the fact that Talbots had already retained that same firm. Indeed, the Preliminary S-4 indicates that the committee based its retention on Perella Weinberg’s “familiarity with Talbots, its debt structure and its discussions with GE Capital.” In short, the committee recognized that Perella Weinberg had confidential material information about Talbots because of its prior retention by the Company.
     34. The AEON Buyout was triggered by AEON’s decision to reverse its strategy of financially supporting Talbots and instead exit Talbots and the U.S. market to focus on its supermarket business in Asia. On September 29, 2009, AEON reported a first-half loss of $165 million for the six months ended August 31, 2009. Talbots’ net losses contributed to AEON’s negative results. Thus, AEON decided to abandon Talbots for its own financial benefit. During Talbots’ December 9, 2009 Conference Call, defendant Sullivan acknowledged that Talbots was doing the BPW Acquisition for the purpose of “facilitating an orderly transition for our majority stockholder.” AEON’s chief financial officer explained AEON’s exit from Talbots by saying, “we no longer consider North America as our strategic market.” He also revealed that the buyout would have no negative impact on AEON’s operating earnings and that AEON is in talks with Talbots about 45 stores operated by AEON in Japan. Indeed, the buyout may result in extraordinary gains which will increase AEON’s net profit.

     35. By October 13, 2009, Perella Weinberg had advised the Audit Committee against an outright sale by AEON and instead was discussing a possible transaction with a SPAC, including BPW. Though Perella Weinberg plainly had a conflict of interest given its relationship with BPW, the Audit Committee had Perella Weinberg contact SPACs to determine their interest in a transaction with Talbots. Not surprisingly, Perella Weinberg claimed only BPW had an interest. By “mid-October 2009,” BPW and Talbots had already “had preliminary discussions regarding a potential transaction.” This is rather remarkable since the possibility of a transaction with a SPAC supposedly only came up for the first time on October 13, 2009. On October 19, 2009, BPW sent Talbots a letter proposing a potential transaction—just four business days after the SPAC possibility was raised.
     36. Despite its obvious conflict of interest, Perella Weinberg attended an October 20, 2009 Talbots Audit Committee meeting as the committee’s financial advisor and reviewed BPW’s proposal with the committee. At another committee meeting on October 21, 2009, Perella Weinberg advised that GE Capital was unwilling to proceed with an asset-based financing that would be an alternative to the BPW transaction. Thus, the Director Defendants allowed Perella Weinberg to control the supposed exploration of an outright sale, SPAC transactions and alternative financing despite that firm’s patent self-interest in directing Talbots into a transaction with BPW.
     37. While the Audit Committee eventually retained Barclays Capital Inc. (“Barclays”) as an alternative financial advisor, Perella Weinberg, despite its conflict, continued to advise and act on behalf of the committee. The Preliminary S-4 describes meetings in November among BPW and Talbots and their “representatives” and

“advisors,” but deliberately conceals whether the BPW executives at these meetings included the Individual Perella Weinberg Defendants or whether Perella Weinberg was among the Talbots representatives and advisors attending these meetings. Similarly, the Preliminary S-4 intentionally fails to say whether Perella Weinberg or any of the Individual Perella Weinberg Defendants participated in Talbots Audit Committee meetings and board meetings in November 2009. Incredibly, the Talbots Audit Committee had Perella Weinberg resume discussions on behalf of Talbots with GE Capital with regard to asset-based financing, but only to the extent necessary to provide additional financing needed to complete the AEON Buyout and BPW Acquisition. Presumably, Perella Weinberg was among the “Talbots advisors” whom the Preliminary S-4 says negotiated the terms of GE Capital asset-based financing in early December 2009, but again Defendants chose a vague formulation designed to conceal the extent of Perella Weinberg’s role.
     38. As discussions of a buyout of AEON and a transaction with BPW continued, Talbots stock drifted downward from a high of $11.80 on October 14, 2009 to the $9 range by early November. On November 10, 2009, the New York Times and Bloomberg News reported that “two people familiar with the situation” said Talbots had hired Perella Weinberg to help refinance about $225 million in debt. Talbots said it would not comment “on speculation” and AEON claimed “there is no change in our support to Talbots.” Talbots stock had closed at $9.19 on November 9, 2009. By November 13, 2009, it had dropped to $7.65 per share. Weinberg Perella had motives to leak news of its retention: it would advertise Weinberg Perella’s selection for a significant assignment and drive down the price of Talbots’ stock at a time when

Weinberg Perella was seeking a stock-for-stock deal between Talbots and BPW. On information and belief, Weinberg Perella publicly disclosed its retention by Talbots.
     39. On November 22, 2009 members of BPW management met with the Talbots Audit Committee and its advisors to discuss a potential transaction. Again, the Preliminary S-4 deliberately omits mentioning whether affiliates of Perella Weinberg were present at this meeting, either as BPW management, Talbots’ advisors or both. Defendants also decided not to identify whether Perella Weinberg was among the “financial advisors of the Talbots audit committee” who attended Talbots’ November 22, 2009 Board meeting. The description of early December meetings involving “representatives” and “advisors” of BPW and Talbots also does not identify whether Perella Weinberg affiliates were in attendance. In short, the Preliminary S-4 repeatedly and intentionally fails to disclose the full extent of Perella Weinberg’s participation and instead provides a deliberately misleading and incomplete description of its conflicted role.
     40. In the Preliminary S-4, the Defendants chose not to describe the offers, counteroffers and negotiations that “resulted in a proposed floating exchange ratio in which each BPW common share would be exchanged for between 0.9000 — 01.3235 shares of Talbots common stock, resulting in an implied value of $11.25 in Talbots stock per BPW common share so long as Talbots common stock trades between approximately $8.50 and $12.50 during a pricing period prior to the BPW special meeting.” Indeed, the Preliminary S-4 contains no financial analysis or other explanation supporting (i) an $11.25 value for BPW’s common stock, (ii) a 0.9 to 1.3235 fluctuating exchange rate and collar or (iii) an $8.50 to $12.50 trading range for Talbots stock. The entire Preliminary

S-4 contains no analysis showing that acquiring BPW at a premium is financially fair to Talbots and its public stockholders when BPW has no operating business and its cash is far less than the value of the Talbots stock and warrants to be issued to BPW stockholders.
     41. While the Preliminary S-4 describes discussions of the terms of the Warrant Exchange, Defendants consciously chose to omit the basis for the exchange ratio of one warrant for one-tenth of the Talbots stock received per share of BPW stock in the merger and the exchange ratio of BPW warrants for Talbots warrants. It also does not explain why Perella Weinberg and BNYH will exchange all their BPW warrants for Talbots stock or why the BPW sponsors and directors will surrender 1,852,941 BPW shares. The Preliminary S-4 says AEON agreed to “exchange its entire equity stake in Talbots for a nominal amount” with full repayment of its debt interest, but does not disclose why Defendants chose this structure.
The December 8, 2009 Announcement
     42. Talbots announced the AEON Buyout and the related BPW Acquisition on December 8, 2009. Talbots will cash out AEON’s debt position in the Company by paying a huge premium for a company whose sole asset is cash worth far less than the Talbots stock and warrants which will finance the acquisition. The up-front cost paid for this financing (i.e., Talbots stock and warrants plus transaction expenses) is extremely expensive and will dilute significantly the relative holdings of Talbots’ current public stockholders. Talbots will also assume a new $200 million debt obligation.
     43. The December 8, 2009 public disclosure of the AEON Buyout and BPW Acquisition was timed to coincide with the December 8, 2009 announcement of Talbots’ surprisingly strong third-quarter results. After five quarters of losses, Talbots produced net income of $14.5 million ($.26 per share) for the quarter ended October 31, 2009. These results greatly exceeded analysts’ expectations, which projected a loss of an average of $.14 per share. The positive results reflected Talbots’ strategic plan to exit unprofitable businesses, reinvigorate its core Talbots brand and reduce costs. On the date of the joint announcements, Talbots common stock closed at $8.23, an increase of $1.02 over the closing price on December 7, 2009. This was less than the $1.21 stock price increase upon the September announcement of Talbots for less impressive second-quarter results. The negative effect of the announcement of the AEON Buyout and BPW Acquisition muted the market’s positive response to Talbots’ surprising third-quarter results.
     44. Talbots apparently delayed in announcing its better than expected earnings in order to release them with the merger announcement and the AEON Buyout. In the past two years, Talbots announced its third-quarter results in November, not December. In 2008, Talbots made the announcement on November 25, and in 2007 issued third-quarter results on November 27.
     45. As of October 31, 2009, Talbots had absorbed the vast majority of the restructuring charges envisioned by its strategic plan. In Talbots’ December 9, 2009 Conference Call on its third-quarter earnings, defendant Sullivan recognized that Talbots had just begun to realize the significant benefits of its restructuring program. Because of the BPW Acquisition, the BPW shareholders, not the current Talbots’ stockholders who weathered the tough two-year restructuring process, will reap most of those benefits
The AEON Buyout
     46. On December 8, 2009, Talbots entered into a Repurchase, Repayment and Support Agreement (the “Repayment Agreement”) with BPW, AEON and AEON Co.

which repeatedly and explicitly acknowledges the interrelationship between the merger and the AEON Buyout. Indeed, paragraph 1 of the Repayment Agreement provides that AEON is simultaneously executing a written consent approving “the Merger Agreement and all transactions contemplated thereby, including the issuance of Common Stock by the Company to BPW Stockholders thereunder” and represents that AEON will not amend, revoke or withdraw the consent, which is attached as Exhibit A to the Repayment Agreement.
     47. The central feature of the AEON Buyout is paragraph 3 of the Repayment Agreement which provides for Talbots’ repayment of $491 million of debt owed to or guaranteed by AEON. As of the execution of the AEON Buyout agreement and BPW Merger Agreement, that debt consisted of the following:
     a. $50 million owed to AEON under a July 2008 unsecured subordinated working capital loan;
     b. $200 million owed to AEON under a February 2009 term loan facility;
     c. $48 million owed to two banks under term loans guaranteed by AEON;
     d. $52 million owned to two banks under revolving credit agreements guaranteed by AEON;
     e. $141.1 million owned to four banks under working capital lines of credit guaranteed by AEON.
     48. The Repayment Agreement states that “the cash being provided by BPW as a result of the Merger” is part of the consideration for the AEON Buyout.

     49. Talbots has no compelling need to satisfy immediately its $491 million of debt owed to or guaranteed by AEON. Indeed, the Company’s 10-Q for the quarter ended October 31, 2009 extols the measures the Company has taken to ensure its liquidity, including interest-only loans from AEON, AEON’s guarantee of Talbots’ debt and agreement for further guarantees and/or loans and the elimination of all financial covenants from its debt agreements.
     50. As of the time it executed the AEON Buyout agreement and BPW Merger Agreement, Talbots also had a $150 million secured revolving loan facility with AEON Co. (the “$150 Million Revolver”). In addition to guaranteeing the outstanding bank debt of $241.1 million, AEON agreed in April 2009 to (i) provide a guarantee for a refinancing of any of that debt, which matures on or before April 16, 2010 and (ii) if the lender did not agree to refinance the debt which matures on or before April 16, 2010, or if any other condition occurred that required AEON to make a payment under its existing guarantee, AEON would make a loan to the Company to avoid any deficiency in the Company’s financial resources caused by the failure to refinance the debt (the “April 2009 Guarantee”). According to Talbots’ most recent 10-Q, the Company had $221 million in short term indebtedness under credit facilities as of October 31, 2009 which were scheduled terminate between late December 2009 and April 2010 and which had not been refinanced or extended. As of December 10, 2009, Talbots had not borrowed any funds under the $150 Million Revolver or the $25 million working-capital facility entered into in April 2009. Talbots indicated in the 10-Q that it intended to use the April 2009 Guarantee and the $150 Million Revolver for the repayment of this short-term indebtedness and was in discussions with AEON concerning additional short-term financing.
     51. On January 4, 2010, Talbots issued a press release on SEC Form 8-K announcing that on December 28, 2009 it had executed an amendment to the April 2009 Revolver with AEON Co. Under the terms of the amendment (the “Amended 2009 Revolver”), Talbots and AEON Co. increased the amount of the April 2009 Revolver from $150 million to $250 million. Interest on the outstanding principal of the Amended 2009 Revolver is one-month LIBOR plus 6%. The Amended 2009 Revolver is secured by all of the Company’s assets, including receivables, inventory and mortgages on the Company’s headquarters and Lakeville, Massachusetts distribution facility. The maturity date on the Amended 2009 Revolver is the earlier of April 16, 2010 or consummation of the BPW Acquisition.
     52. Immediately after amending the April 2009 Revolver, Talbots drew down $245 million of the revolver and paid off $241 million in third-party bank debt and other costs and expenses associated with the amendment and debt repayment. According to the January 4, 2010 8-K, this included payment of $221 million in bank debt scheduled to terminate between December 2009 and April 2010 and $20 million in bank debt that was not due until April 2012. Under the terms of the Amended 2009 Revolver, Talbots paid a fee of $1.7 million to AEON upon the initial funding of the Amended 2009 Revolver.
     53. As a result of Talbots’ drawing down $245 million from the Amended 2009 Revolver and paying off the third-party bank debt, AEON and its affiliate hold $491 million in Talbots debt. Thus, AEON will directly receive all of the cash obtained from the BPW Acquisition and a significant portion of the $200 million GE Capital Loan.

     54. The AEON Buyout and related BPW Acquisition will increase, not decrease, the risk of a liquidity crisis for Talbots. The Preliminary S-4 admits that:
... Talbots may determine to consummate the transaction under circumstances where Talbots would have to devote a substantial amount of its cash from operations to meet its obligations and there is no assurance that such cash on hand together with other available sources of funding would be sufficient to meet its obligations for any minimum period of operation following the closing.
     55. Under Section 2 of the Repayment Agreement, Talbots will also repurchase AEON’s 29.9 million Talbots’ shares in exchange for 1 million Talbots’ warrants. However, the structure and timing of the AEON Buyout to coincide with the BPW Acquisition reflects that the transactions amount to a transfer of AEON’s control position to BPW’s shareholders on terms that are unfavorable to Talbots and its public stockholders. Section 7.7 of the Repayment Agreement provides for the AEON directors to resign from the Talbots Board at or prior to the closing of the repurchase of AEON’s Talbots stock.
The BPW Acquisition
     56. The BPW Acquisition will be accomplished pursuant to a December 8, 2009 agreement and plan of merger by and between Talbots, BPW, and Tailor Acquisition, Inc., a Talbots-created merger vehicle (the “Merger Agreement”), and the Warrant Exchange. In a December 8, 2009 Message from Trudy Sullivan to all Talbots Associates (the “December 8 Message”), Talbots acknowledged that “BPW is not an operating company, but is an entity that raised capital to be deployed in an attractive investment opportunity—such as Talbots.” Thus, defendants admit that it is BPW that is acquiring Talbots—yet Talbots is paying BPW a huge premium. Moreover, while denominated a “merger” and an “acquisition,” the transaction is merely a very expensive way of financing the AEON Buyout. Indeed, Talbots’ December 8, 2009 Message acknowledges that Talbots will “retire the equity and repay all of the debt currently held by Talbots’ majority stockholder, AEON, by means of the cash acquired in the BPW transaction.”
     The BPW Merger
     57. Under the terms of the Merger Agreement, Talbots will acquire approximately 39.4 million outstanding BPW shares in exchange for Talbots common stock at an acquisition price of $11.25 per BPW share. Thus, Talbots will pay approximately $443 million to acquire the outstanding shares of BPW. Approximately 1.8 million of the BPW shares held by Perella Weinberg and BNYH will be cancelled for no consideration. In the merger, Perella Weinberg and BNYH will exchange 4,145,162 shares of BPW stock for approximately $46,633,072 worth of Talbots’ stock (i.e., between 3,730,646 and 5,486,122 Talbots’ shares based on the collar).
     58. The BPW Acquisition is subject to a floating exchange ratio “collar” mechanism such that BPW shareholders will receive a range of 0.9 to 1.3235 Talbots shares per BPW share, as determined by dividing $11.25 by the volume weighted average price per share of Talbots common stock for the 15 trading days ending 5 trading days before the BPW stockholders vote on the merger.
     59. According to its 10-Q for the quarter ended September 30, 2009, BPW has $350,285,396 in assets consisting of $349,898,760 in its Trust Account, $78,826 in cash and cash equivalents, $111,810 in prepared expenses and $196,000 in deferred income taxes. It has liabilities of $158,721 in payables and $10,010,000 for a deferred underwriters’ fee. Thus, BPW had net assets of approximately $340,116,675 or approximately $8.26 per share for its 41,176,471 common shares outstanding. BPW has the obligation to redeem up to 12,249,999 shares of common stock that are redeemable for $9.96 per share. Prior to December 8, 2009, BPW’s stock had traded from just over $9 in January 2009, inching its way up toward the $9.96 redemption price. On December 7, 2009, BPW’s stock closed at $9.85.
     60. According to the Preliminary S-4, the fair value of BPW’s net assets is $342.2 million after adjusting the deferred underwriting fees to their fair value of $7.7 million. While BPW entered into an agreement with Citigroup to reduce deferred underwriting fees to $7.7 million, it also entered into an engagement agreement dated December 7, 2009 to pay Citigroup a $2.5 million advisory fee for serving as BPW’s capital markets advisor with respect to the merger. The Preliminary S-4 states that the total transaction costs to be paid by Talbots and BPW will approximate $42 million, including $24.3 million in transaction costs, $2 million in costs of raising equity, $7.7 million in deferred underwriting fees and $8 million in debt-issuance costs. In the BPW Acquisition, Talbots will receive approximately $300 million of BPW’s net cash, with the exact amount depending on how many BPW shareholders exercise their right to redeem their BPW shares.
     61. The BPW stockholders will vote at a special meeting on the Merger Agreement and certificate amendments that, inter alia, will extend BPW’s corporate existence by two months. BPW has announced a January 15, 2010 record date for the Special Meeting. BPW’s certificate of incorporation prohibits the merger if holders of 35% or more of BPW’s outstanding shares issued in its IPO vote against the merger or certificate amendments and exercise their redemption rights. If 17.5% of the shares do not support the merger, the cash redemption payments would be approximately $61 million; if 35% do not vote for the merger, the redemption payments will total $122 million. Thus, as much as $122,009,990 of BPW’s cash is subject to redemption claims. As of September 30, 2009, BPW’s total stockholders’ equity, net of shares subject to redemption, was $218,106,685.
     62. To acquire the 39.4 million outstanding BPW shares in the merger, Talbots will issue approximately $443 million worth of Talbots stock valued at its market price. While the stock of Talbots, which has an established business positioned for future profitability, is valued at market, the stock of BPW, a non-operating company whose only asset is cash, is being valued at a large premium. The $11.25 per-share value placed on the BPW stock under the Merger Agreement represents a $3.00 per-share premium over the $8.26 cash value per share of BPW’s shares—a premium of over 36%. The payment of a 36% premium for cash is absurd, particularly since BPW’s stockholders are receiving the upside potential of Talbots. The $11.25 per-share value also represents a substantial premium over the $9.93 redemption value and the trading price of BPW’s stock prior to the announcement of the transactions.
     The Warrant Exchange
     63. The excessive cost of the BPW Acquisition is exacerbated by Talbots’ further expenditures to acquire BPW’s 49.4 million outstanding warrants. Perella Weinberg and BNYH hold 14,372,089 warrants for BPW common stock which will be exchanged for Talbots common stock in the Warrant Exchange. Based on the merger collar of .9 to 1.3235 Talbots shares per BPW share, they will receive between 1,293,488 and 1,902,146 shares of Talbots’ stock for their BPW warrants. BPW also has outstanding warrants held by its public warrant holders to acquire 35 million shares of BPW common stock for $7.50 per share. In the Warrant Exchange, 50% these warrants

(17.5 million) will be converted into between 1.6 and 2.3 million shares of Talbots common stock at an exchange ratio of one warrant for one-tenth of the merger consideration per BPW share.
     64. Overall, Talbots will issue 2.9 to 4.2 million Talbots shares worth approximately $40 million to acquire approximately 31.9 million BPW warrants. In the Merger and Warrant Exchange, BPW’s stockholders will receive between 38.3 million and 56.3 million shares of Talbots stock—a potential variation of 18 million shares.
     65. The other 17.5 million BPW public warrants will be exchanged for 16 to 23 million warrants to purchase shares of Talbots common stock. The new Talbots warrants will have a 5 year term and an exercise price of 1.3 times the average closing price of Talbots stock. On information and belief, the Talbots warrants will be worth approximately $4 per warrant (i.e., $64 to $92 million for 16 to 23 million warrants).
     66. Overall, the Warrant Exchange will add another $100 to $130 million in stock and warrants to Talbots’ cost of acquiring BPW. In addition to $540 to $570 million in Talbots’ stock and warrants in the BPW Acquisition, Talbots will also pay directly or indirectly approximately $42 million of expenses related to the transactions. Because BPW’s only asset is cash, any payment of transaction expenses by BPW will simply reduce the amount of cash Talbots will receive from BPW. The cost, including the transaction expenses of the BPW Acquisition and related transactions, to Talbots will be $580 to $610 million.
Dilution of the Talbots Public Stockholders
     67. Talbots currently has approximately 55 million shares outstanding. In the AEON Buyout, it will retire approximately 29.9 million shares, but in the BPW Acquisition and Warrant Exchange it will issue between 38.3 million and 56.3 million shares. Thus, Talbots will have between 63.5 million and 81.5 million shares outstanding following the transactions. Depending upon the number of BPW shareholders who exercise their rights to convert their shares of BPW common stock into cash, pre-merger Talbots minority stockholders, who currently hold a collective 46.1% of Talbots common stock, will own between approximately 30.9% and 39.6% of the Talbots common stock, with the remainder (between 60.4% and 69.1%) being owned by BPW stockholders. Thus, Talbots’ minority stockholders will suffer substantial dilution, and their relative equity interest in the Company will be reduced by 14% to 33%. However, they will also be subject to a large, further decrease in their equity interest upon exercise of the 1 million warrants issued to AEON and the 16 to 23 million warrants issued to BPW stockholders. Exercise of these warrants would increase Talbots’ outstanding shares to between 80.5 million and 105.5 million and decrease the percentage equity held by Talbots’ current public stockholders to between 23.9% and 31.3%.
Other Aspects of the BPW Acquisition
     68. As the Preliminary S-4 admits, the Merger Agreement requires Talbots to complete the merger if the applicable conditions are satisfied, and Talbots may not terminate the Merger Agreement even to pursue a superior alternative proposal. The Merger Agreement and Preliminary S-4 acknowledge that the merger requires approval of the Talbots’ stockholders and the issuance of an Information Statement by Talbots. The Merger Agreement recognizes that, in the Information Statement, Talbots cannot make any untrue statement or omit to state any material fact, including facts necessary to make statements therein not misleading. The Preliminary S-4 states that:
Talbots’ majority stockholder, AEON, has voted in favor of issuing Talbots common stock to BPW stockholders in the merger, and no other approval is required from Talbots stockholders in connection with the merger.
     69. The three outside non-employee directors (i.e., Gleeson, Pfeiffer and Swain) will remain on the Board, as will the CEO, (i.e., Sullivan). BPW and the Talbots Audit Committee (i.e., Gleeson, Pfeiffer and Swain) will pick three other directors.
     70. The Preliminary S-4 concedes that the merger and refinancing provide no assurance that Talbots’ cash flows from operations will be sufficient so that additional financing or credit will not be needed or that such financing or credit would be obtainable. Thus, the Company and its liquidity and operating results may be materially and adversely affected. Indeed, there is no assurance that after redemption of BPW shares not supporting the merger, the net proceeds of the financings, net proceeds in BPW’s trust account and other cash will be sufficient to complete the transactions contemplated by the Merger Agreement, pay related fees and expenses and have sufficient cash or borrowings to fund working capital and other corporate needs.
The AEON Buyout and BPW Acquisition Are Not Entirely Fair to Talbots
and the Class
     71. Because AEON, as Talbots’ controlling stockholder, and the Talbots Board it controls have orchestrated the AEON Buyout and the related financing through the BPW Acquisition in order to further AEON’s self-interested desire to divest its holdings in Talbots, they have the burden of establishing that all elements of the transactions are entirely fair to Talbots and its public stockholders.
     72. The challenged transactions are not entirely fair, financially or procedurally. Rather, they benefit AEON, the Talbots’ Directors, BPW, Perella Weinberg and the Individual Perella Weinberg Defendants to the detriment of Talbots and Talbots’ minority stockholders.

     The Initiation and Timing Were Unfair
     73. As discussed above, the transactions were initiated and timed to facilitate AEON’s decision to exit its debt and equity investment in Talbots. The rushed timing is also dictated by the need of Perella Weinberg, the Individual Perella Weinberg Defendants and BPW to have BPW commit to a business confirmation prior to February 26, 2010. The defendants entered into the transactions at a time when Talbots’ stock price had declined from over $11 per share in mid-October to under $7 per share in early December. The announcement of the transactions was timed to coincide with, and to blunt the effect of, the delayed announcement of Talbots much better than expected third quarter earnings.
     The Participation of Perella Weinberg Poisoned the Process
     74. As discussed above, Perella Weinberg advised Talbots and Talbots Audit Committee through the initiation, structuring and negotiation of the AEON Buyout, GE Capital Loan and BPW Acquisition. At least as early as October 13, 2009, Perella Weinberg had a glaring conflict of interest because of its ownership and control of BPW. Yet Perella Weinberg never withdrew as an advisor to Talbots and Talbots Audit Committee. To the contrary, Perella Weinberg controlled Talbots’ discussions with GE Capital and was allowed to control contacts with SPACs and other alternatives for Talbots. Perella Weinberg continued “advising” the Talbots directors at the same time its representatives at BPW were negotiating with Talbots.
     75. The Defendants repeatedly acknowledged Perella Weinberg’s improper role in the transactions where it had a self-interest. Talbots’ December 8, 2009 press release concerning the AEON Buyout and BPW Acquisition admits that “Barclays Capital and Perella Weinberg Partners LP were financial advisors to the independent

Audit Committee of the Talbots Board of Directors.” During the December 9, 2009 conference call, Talbots’ CFO confirmed that the BPW Merger Agreement was the culmination of the process of facilitating the disposition of AEON’s investment “in which we have been advised and assisted by Perella Weinberg Partners and Barclays Capital.” The Preliminary S-4 says that Perella Weinberg provided “services in connection with Talbots’ refinancing its existing indebtedness and consideration of strategic alternatives such as the merger.” It misleadingly states that after BPW and Talbots commenced discussions, Perella Weinberg merely “continued to advise Talbots with respect to the refinancing of Talbots’ indebtedness, including in connection with its discussions with GE Capital regarding its debt commitment letter.” The primary component of the “refinancing of Talbots’ indebtedness” was the repayment of loans from AEON through the BPW Acquisition.
     76. According to the December 8, 2009 “Sponsors’ Agreement,” attached as Exhibit 10.2 to a December 10, 2009 Talbots Form 8-K, Perella Weinberg is “entitled to receive a fee from Talbots relating to financial advisory services provided to Talbots in connection with the Merger and with financing the Merger.” (Emphasis added). The Preliminary S-4 intentionally misdescribes Perella Weinberg’s involvement. It repeatedly acknowledges that Talbots has already paid Perella Weinberg compensation for its services and has agreed to pay additional advisory fees, including fees contingent on the merger and related financing. However, it deliberately omits to say how much Perella Weinberg has already been paid, how much in additional fees Talbots is to pay Perella Weinberg for advisory services in connection with the AEON Buyout and BPW Acquisition and how much of those fees are contingent. It does admit that BPW’s agreement with Perella Weinberg prohibits that firm from receiving any fees or other compensation of any kind in connection with BPW’s initial business combination. Incredibly, the Preliminary S-4 admits that following commencement of discussions between BPW and Talbots, Talbots “agreed to pay additional advisory fees to Perella Weinberg under existing engagement letters.” In short, the Preliminary S-4 admits that Perella Weinberg is receiving fees from Talbots for services where Perella Weinberg stood on both sides of the transactions.
     77. Despite receiving fees from Talbots, Perella Weinberg did not issue any fairness opinion to the Audit Committee or the Board in connection with the AEON Buyout or the BPW Acquisition. According to the Merger Agreement, a fairness opinion was issued to the Audit Committee by Barclays Capital Inc. (“Barclays”) that the Merger is fair from a financial point of view only with respect to “holders of Company Common Stock (other than AEON and its Subsidiaries).” However, the Defendants decided that the Preliminary S-4 should not include that opinion, a description of that opinion or any summary of any financial analysis supporting such opinion.
     The Audit Committee Was Advised by Talbots’ Oft-Retained Counsel at Dewey & LeBoeuf, LLP
     78. According to a Talbots press release dated December 8, 2009, “Dewey & LeBoeuf LLP represented the independent Audit Committee of the Talbots Board of Directors.” Dewey & LeBoeuf LLP (“Dewey”) was formed in 2007 as a result of the combination of its predecessor firms, Dewey Ballantine LLP and LeBoeuf, Lamb, Greene & MacRae.
     79. However, Dewey is not independent because it has a long history of working for Talbots. Dewey served as legal counsel to Talbots in connection with the following: Talbots’ 2006 acquisition of The J. Jill Group, Inc. (“J. Jill”) (Dewey’s role is confirmed by its listing as counsel to Talbots in the February 5, 2006 merger agreement); a February 2, 2006 Revolving Loan Credit Agreement; a July 24, 2006 Term Loan Agreement; a December 31, 2007 Waiver and Amendment No. 2 To Credit Agreement that amended the July 24, 2006 Term Loan Agreement (Dewey also served as counsel to Mizuho Corporate Bank, Ltd, a Japanese bank, the arranger and administrative agent for the lenders to the July 24, 2006 Term Loan Agreement); a July 16, 2008 Term Loan Agreement between Talbots and AEON; a February 25, 2009 Term Loan Facility Agreement between Talbots and AEON; an April 10, 2009 Secured Revolving Loan Agreement between Talbots and AEON Ltd.; and a June 7, 2009 Asset Purchase Agreement between affiliates of Talbots and J. Jill. In connection with both J. Jill transactions referenced above, Dewey and Day Pitney LLP (“Day Pitney”) served as counsel to Talbots. Day Pitney represented Talbots in connection with the Transaction.
     The Transactions Were Not Properly Approved by the Self-Interested Talbots Board
     80. According to Talbots’ SEC filings, the transactions were “negotiated and approved by Talbots’ audit committee,” which is comprised of defendants Gleeson, Pfeiffer, and Swain. Under 8 Del. C. § 141(c) and Section 3.1 of Talbots’ By-Laws, a committee of the Board has no power or authority to adopt an agreement of merger. Thus, the Talbots’ Audit Committee had no power or authority to approve the BPW Acquisition. Moreover, because the merger, Warrant Exchange and AEON Buyout involve the issuance of equity securities and the GE Capital Loan involved creation of debt, Section 2.7 of Talbots’ By-Laws required that the Board approval of these transaction must be by “the affirmative vote of’ a majority of the entire Board. Thus, the

BPW Acquisition could not be approved without the votes of directors who were not disinterested and independent. Despite these vote requirements, Talbots’ December 8, 2009 press release announced that:
The transaction was negotiated and approved by Talbots’ audit committee, which is comprised solely of independent directors not affiliated with AEON.
     81. The Preliminary S-4 confirms that the Merger Agreement, merger, stock issuance, GE Capital Loan and AEON Buyout were approved by “[t]he Talbots board of directors, acting solely through the members of the Talbots audit committee” and that Sullivan and the four directors affiliated with AEON did not vote. Thus, the Preliminary S-4 admits that Sullivan and the AEON Directors were not disinterested and independent and that the transactions were not approved in the manner required by Talbots’ By-Laws and the DGCL.
     82. All the Talbots directors are self-interested because, unlike the Talbots stockholders, they will receive anti-dilution adjustments to their shares and options witch will prevent them from suffering the dilution they are inflicting on the public stockholders.
     The Collar Is Overbroad and Unfair
     83. The collar permits the merger consideration to fluctuate over an extremely broad range from .9 to 1.3235 Talbots’ shares. The lower end of the collar (i.e., .9 shares of Talbots’ stock) would apply only if the volume-weighted average price of Talbots common stock for the applicable trading period is $12.50 or above. The 1.3235 Exchange Ratio Ceiling would be reached at an average trading price of $8.50.
     84. Under Section 8.1(h) of the Merger Agreement, Talbots is only entitled to terminate the Merger Agreement based on Talbots’ stock price if (i) termination is approved by the full Board (which does not have a disinterested and independent majority), (ii) such termination occurs prior to BPW stockholder approval of the amendments to BPW’s certificate of incorporation, and (iii) Talbots’ weighted-average price per share on the NYSE for 15 consecutive trading days is less than $7.55 (i.e., $10 ÷ 1.3235).
     The Stockholder Approval and Disclose Is Unfair
     85. On December 8, 2009 AEON executed a stockholder consent approving the massive issuance of Talbots’ stock in the BPW Acquisition. Of course, since the purpose of the BPW Acquisition is to facilitate Talbots’ elimination of AEON’s debt interest and guarantees and its equity position in Talbots, AEON’s self-interested use of its voting power to force through the stock issuance and merger was not entirely fair to Talbots’ minority stockholders. Moreover, the Preliminary S-4 indicates the consent only approved the stock issuance for the merger with BPW.
     86. Talbots’ minority stockholders will have no vote and no appraisal rights with respect to the AEON Buyout and BPW Acquisition. The BPW merger was structured to avoid a vote by Talbots’ public stockholders. Indeed, four weeks after the AEON consent, they have not even received prompt notice of AEON’s action by consent as required by 8 Del. C. § 228(e). The Preliminary S-4 claims that “pursuant to the requirements of Section 14(c) of the Securities and Exchange Act of 1934 and Section 228(d) [sic] of the General Corporation Law of the State of Delaware, Talbots is required to send to its stockholders a written information statement, which is satisfied by delivery of this document, at least 20 calendar days prior to the date upon which the issuance of the shares in connection with the merger can occur.” The Talbots information statement will not be sent to Talbots’ minority stockholders until more than a month after AEON’s consent. As discussed above, the Preliminary S-4 is materially and deliberately misleading and incomplete.
     87. The Preliminary S-4 indicates the Talbots’ information statement will be sent to “those Talbots’ stockholders who were not party to the approval of the Talbots’ share issuance in the merger that has already been obtained.” It does not indicate whether the Information Statement which is intended to provide belated notice under § 228(e) will be sent to stockholders as of December 8, 2009 or as of some other date.
     Talbots is Overpaying for BPW
     88. Talbots was under no deadline and had no compelling need to complete a hastily arranged transaction with BPW. In contrast, BPW was required to dissolve and liquidate if it could not complete a business combination by February 26, 2010.
     89. As discussed herein, Talbots is to issue approximately $443 million of new Talbots stock to BPW stockholders in connection with the Merger. As explained above, Talbots will pay another $100 to $130 million in stock and warrants to acquire the BPW warrants. In return, Talbots will receive between $300 million and $340 million in cash, depending upon the extent BPW shareholders elect to redeem their BPW shares for cash. Indeed, since Talbots and BPW will pay $42 million in transaction costs, Talbots will not net more than about $300 million in cash. Accordingly, Talbots is overpaying BPW’s stockholders anywhere between approximately $240 million and $270 million for BPW’s cash in order to facilitate AEON’s divesture of its investment in Talbots.
CLASS ACTION ALLEGATIONS
     90. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all common stockholders of Talbots (the

“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.
     91. This action is properly maintainable as a class action.
     92. The Class is so numerous that joinder of all members is impracticable. As of December 9, 2009, there were approximately 55 million shares of Talbots common stock outstanding, more than 22 million of which are held by members of the Class.
     93. There are questions of law and fact which are common to the Class including, inter alia, the following:
(a)	whether the minority stockholders of Talbots are being unlawfully diluted in the Transaction;

(b)	whether the challenged transactions have been properly approved;

(c)	whether the challenged transactions are entirely fair to the Class;

(d)	whether the Individual Defendants and AEON have breached their fiduciary duties to Plaintiff and the other members of the Class;

(e)	whether Plaintiff and the other members of the Class will be irreparably harmed by the wrongs complained of herein; and

(f)	whether Plaintiff and the Class are entitled to injunctive relief or damages.
     94. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. All of Talbots’ stockholders face the same threat that the AEON will use its majority voting power to force consummation of the Transaction, which is not financially and procedurally fair to Talbots’ public stockholders. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     95. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests.
     96. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.
DERIVATIVE AND DEMAND EXCUSED ALLEGATIONS
     97. Plaintiff brings this action derivatively in the right of and for the benefit of the Company to redress Defendants’ breaches of fiduciary duties and other violations of law.
     98. Plaintiff is the owner of Talbots common stock and was the owner of Talbots common stock at all times relevant hereto.
     99. Plaintiff will adequately and fairly represent the interests of the Company and its shareholders in enforcing and prosecuting its rights.
     100. As a result of the facts set forth herein, Plaintiff has not made any demand on the Talbots Board to institute this action against the Defendants. Such demand would be a futile and useless act because, as discussed above, the Board does not contain a majority of directors capable of making an independent and disinterested decision to institute and vigorously prosecute this action. Moreover, the transactions challenged are invalid under Talbots By-Laws and 8 Del. C. § 228(e).
COUNT I
Class Claim for Breach of Fiduciary Duty Against AEON
and the Director Defendants
     101. Plaintiff repeats the allegations above as if set forth herein.
     102. The Director Defendants and AEON owe fiduciary duties of loyalty and care to Talbots’ public stockholders. Since AEON is Talbots’ controlling stockholder and a majority of the directors are not disinterested and independent, the challenged transactions are subject to the entire fairness standard. As set out in detail above, the challenged transactions are not entirely fair to Talbots public stockholders and the Director Defendants and AEON have breached their duties of loyalty and care to the public stockholders.
     103. The intricate transactions described above are structured to enable AEON to cash out its debt interest in Talbots and essentially transfer its controlling interest in Talbots to BPW’s shareholders without any approval by Talbots’ public stockholders. The Audit Committee members who purportedly negotiated and approved the transactions were not disinterested and independent because they (i) receive a significant portion of their income from Talbots, (ii) negotiated provisions requiring that they remain on the Board, (iii) were advised by a financial advisor with a serious and direct conflict of interest, (iv) allowed that advisor to control important aspects of the process, (v) unlike Talbots’ public stockholders, will receive anti-dilution protection with respect to their Talbots shares and warrants, and (vi) did not retain independent counsel.

     104. The ultimate effects of the transactions will be that (i) BPW will provide approximately $300 million of net cash to Talbots in exchange for BPW stockholders receiving a substantial majority of Talbots’ equity in the form of over $500 million of Talbots stock and warrants, (ii) AEON and its affiliate will receive $491 million from Talbots (i.e., the $300 million net cash from BPW and most of the $200 million from the CE Capital Loan) and 1 million Talbots warrants in exchange for AEON’s debt and equity interests in Talbots, (iii) Perella Weinberg will receive substantial fees from Talbots, (iv) the Director Defendants will receive additional Talbots options and shares as a result of anti-dilution adjustments and (v) while the BPW shareholders will receive a substantial premium for their shares, Talbots’ public shareholders will see their equity interest in Talbots substantially diluted from 46% to as little as 24%. Thus, the transactions will cause an expropriation of economic value from Talbots’ public stockholders to AEON, the Director Defendants, Perella Weinberg and BPW’s other stockholders. In order to enable AEON to obtain repayment of Talbots’ indebtedness to it, Talbots will be issuing stock and warrants in the BPW Acquisition and taking on the GE Capital Loan which exceed the value of that indebtedness.
     105. AEON as controlling stockholder will cause Talbots to issue excessive shares and warrants to BPW’s holders of shares and warrants thereby causing a decrease in the share percentage held by Talbots’ public (minority) shareholders. Because the over-issuance of Talbots shares and warrants representing the overpayment for BPW embody economic value, the end result is an improper transfer or expropriation of economic value from the Talbots public shareholders to the BPW shareholders and warrant holders. The overpayment does not equally dilute the economic value of each of

Talbots’ outstanding shares because a portion of Talbots’ value is being redistributed from the Talbots’ public stockholders to BPW’s share and warrant holders. Moreover, the Defendant Directors will receive anti-dilution protection for their Talbots shares and warrants and will also benefit from the dilution suffered by Talbots’ public stockholders. The combination of the AEON Buyout and BPW Acquisition results in AEON’s transferring the benefits of the expropriation and redistribution to the holders of BPW’s securities. AEON used its control of Talbots, including exercising its majority voting power by consent, to cause the expropriation of value.
     106. The transactions were not properly approved in accordance with Talbots’ By-Laws and 8 Del. C. §§ 141(c) and 251. No prompt notice was sent as required by 8 Del. C. § 228(e) and the Information Statement Defendants plan to send to Talbots’ stockholders is materially and deliberately misleading.
COUNT II
Derivative Claims for Breach of Fiduciary Duty Against
AEON and the Director Defendants
     107. Plaintiff repeats the allegations above as if set for herein.
     108. AEON and the Director Defendants owe fiduciary duties of loyalty and care to Talbots. Because AEON is Talbots’ controlling stockholder and a majority of the directors are not disinterested and independent, the challenged transactions are subject to the entire-fairness standard. As explained above, the transactions are not entirely fair to Talbots, and AEON and the Directors Defendants have breached their duties of loyalty that are owed to Talbots.

COUNT III
Invalidity of Actions Under the Talbots’ By-Laws and DGCL
     109. Plaintiff repeats the allegations above as if set forth herein.
     110. As shown above, the challenged transactions were not approved as required by Talbots’ By-Laws and the DGCL and are therefore invalid.
COUNT IV
Against the Perella Weinberg Defendants for Violation of Perella Weinberg’s Duty
as Agent and for Aiding and Abetting the Breach of Fiduciary Duties by AEON
and the Director Defendants
     111. Plaintiff repeats the allegations above as if set forth herein.
     112. As detailed above, the Director Defendants and AEON owe fiduciary duties to the public stockholders of Talbots and have breached those duties. BPW, the Individual Perella Weinberg Defendants, and Perella Weinberg have acted and are acting with the knowledge of, or with reckless disregard to, the fact that the Individual Talbots Defendants and AEON are in breach of their fiduciary duties to Talbots, and accordingly have participated in their breach of fiduciary duties owed to Talbots. Indeed, they are beneficiaries of those breaches.
     113. BPW, the Individual Perella Weinberg Defendants, and Perella Weinberg knowingly aided and abetted the Director Defendants’ and AEON’s wrongdoing alleged herein by exploiting Perella Weinberg’s confidential relationship with Talbots to obtain over $500 million of Talbots stock and warrants for BPW’s stockholders, including Perella Weinberg. They also extracted substantial fees from Talbots for Perella Weinberg’s role in arranging the component transactions for its self-interest. Accordingly, BPW, the Individual Perella Weinberg Defendants and Perella Weinberg

rendered substantial assistance to the Director Defendants’ and AEON in their breaches of fiduciary duty.
     114. As detailed above, Talbots and the Talbots public stockholders will suffer substantial injury and damages proximately caused by the breaches of fiduciary duty. The total consideration paid for BPW far exceeds its value. The Perella Weinberg Defendants knew that the effect of the BPW Acquisition will be to dilute the Talbots public stockholders in order to facilitate AEON’s desire to cash out its interest in Talbots. The Talbots public stockholders have no adequate remedy at law. According to the Preliminary S-4, BPW insisted that the BPW Acquisition be approved by AEON by written consent in order to avoid a Talbots shareholders vote.
     115. Talbots and the Talbots Audit Committee consented to have Perella Weinberg act on their behalf and subject to their control and Perella Weinberg agreed to act as an agent for them. As an agent of Talbots who was provided with confidential information, and was engaged in a joint undertaking with Talbots where matters were peculiarly within Perella Weinberg’s knowledge, Perella Weinberg owed a fiduciary duty to Talbots not to use its agency position and that information for its self-interest. Moreover, Perella Weinberg was hired by Talbots Audit Committee which was supposed to be representing the interests of the public stockholders of Talbots. Accordingly, Perella Weinberg owed a fiduciary duty to the Talbots public stockholders. As an agent, Perella Weinberg owed duties of good faith, loyalty and fair dealing to its principal, (i.e., Talbots and the Talbots public stockholders).
     116. Perella Weinberg and its affiliates and associates (i.e., the Individual Perella Weinberg Defendants and BPW) breached Perella Weinberg’s duties to Talbots and its public stockholders by engaging in self-dealing, taking a position antagonistic to the interests of its principals, misusing Talbots’ confidential information and being on both sides of the challenged transactions.
     Irreparable Harm
     117. Plaintiff, Talbots’ public stockholders and Talbots will suffer irreparable harm absent injunctive relief. Millions of Talbots shares and warrants will be issued to the public holders of BPW shares and warrants so that undoing the merger, stock issuance and Warrant Exchange will be impossible. Talbots will be contractually bound to a third party with respect to the GE Capital Loan. Talbots will pay hundreds of millions of dollars to AEON and AEON Co. These funds would be difficult, if not impossible, to recover. In short, the challenged transactions, if consummated, would fundamentally and permanently alter the capital structure of Talbots to the detriment of Plaintiff, the Talbots public stockholders and Talbots.
     118. Plaintiff, the Talbots public stockholders and Talbots have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive and other equitable relief, against Defendants as follows:
A.	Preliminary and permanently enjoining defendants from consummating the Debt Repayment, the Stock Repurchase, the GE Capital Loan, the BPW Acquisition including the merger and Warrant Exchange, the issuance of Talbots stock and warrants in connection with these transactions and the payment of any fee by Talbots to Perella Weinberg in connection with these transactions;

B.	Declaring that the transactions have not been approved in compliance with Talbots’ By-Laws and 8 Del. C. §§ 141(c), 228 and 251;

C.	Declaring that this action is properly maintainable as a derivative and class action and certifying the class of Talbots public stockholders;

D.	Declaring that the Individual Talbots Defendants and AEON have breached their fiduciary duties to Talbots and its public stockholders;

E.	Declaring that Perella Weinberg, the Individual Perella Weinberg Defendants and BPW violated their duties arising out of the confidential agency relationship with Talbots and the Talbots public stockholders and aided and abetted the Director Defendants and AEON in their breach of fiduciary duties;

F.	Requiring the Defendants to disgorge to the greatest extent practicable all benefits received as a result of the invalid and improper transactions, including all cash, stock warrants and anti-dilution adjustments;

G.	Awarding Talbots and the Class appropriate damages, to be determined at trial;

H.	Awarding Plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees; and

I.	Granting such other and further relief as this Court may deem just and proper.

PRICKETT, JONES & ELLIOTT, P.A.
/s/ Michael Hanrahan
Michael Hanrahan (#941)
Paul A. Fioravanti, Jr. (#3808) Laina M. Herbert (#4717) Kevin H. Davenport (#5327) 1310 N. King Street P. O. Box 1328 Wilmington, Delaware 19899-1328 (302) 888-6500 Attorneys for Plaintiff

Dated: January 12, 2010
OF COUNSEL:
BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP
Marc A. Topaz
Lee D. Rudy
Michael C. Wagner
James H. Miller
J. Daniel Albert
280 King of Prussia Road
Radnor, Pennsylvania 19087
(610) 667-7706

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